VEON announces the exercise of its put option to sell its stake in Djezzy Amsterdam, 1 July 2021 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces that it has today exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algérie SpA to the Algerian National Investment Fund, Fonds National d’Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. The exercise of the option initiates a process under which a third-party valuation is undertaken to determine the fair market value at which the transfer shall take place. This important step will further streamline VEON’s operations, allowing for an improved focus on our core markets. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the completion of VEON’s sale of its Omnium stake to the FNI. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact information INVESTOR RELATIONS AND COMMUNICATION Nik Kershaw ir@veon.com